Exhibit 99.4

Nanobiotix Combined Shareholders Meeting to Be Held April 28, 2021

Availability of Preparatory Documents and Methods for Voting Participation

PARIS & CAMBRIDGE, Mass.--(BUSINESS WIRE)--April 12, 2021--Regulatory News:

NANOBIOTIX (Euronext: NANO – NASDAQ: NBTX – the ‘‘Company’’) (Paris:NANO) (NASDAQ:NBTX), a late-stage clinical biotechnology company pioneering physics-based approaches to expand treatment possibilities for patients with cancer, today announced that its annual Combined Shareholders Meeting is to be held on April 28, 2021 at 5pm Central European Time (CET), 11am Eastern Standard Time (EST), by way of web conference.

Given the health measures related to COVID-19, the meeting will be held behind closed doors without the physical presence of shareholders. The meeting can be attended by logging into https://channel.royalcast.com/landingpage/nanobiotix/20210428_1/.

Availability of Preparatory Documents

All preparatory documents related to the meeting, including postal voting forms and proxy forms, are available upon request via email at investors@nanobiotix.com or via the Company's website at https://www.nanobiotix.com/annual-general-meetings/.

Methods for Voting and Submission of Written Questions

Due to its closed-door configuration of the meeting, voting at the meeting will not be possible. As such, Nanobiotix invites shareholders to express their vote to the meeting chairman via postal voting or by proxy. The voting methods are detailed in the convene notice published in the Bulletin des Annonces Légales Obligatoires - BALO on April 12, 2021.

The meeting configuration will also prevent Nanobiotix from receiving live questions during the meeting. As such, written questions must be sent to investors@nanobiotix.com at least four (4) business days prior to the meeting (i.e., April 22, 2021). The questions must be accompanied by the admission card or the shareholder’s certificate of participation either in the registered securities accounts or in the bearer securities accounts held by the intermediary.

The organization of the Combined Shareholders Meeting is subject to change depending on health measures and/or legal requirements. Shareholders are therefore invited to regularly consult https://www.nanobiotix.com/annual-general-meetings/ to remain up to date with the latest announcements from the Company.

About NANOBIOTIX: www.nanobiotix.com

Nanobiotix is a late-stage clinical biotechnology company pioneering disruptive, physics-based therapeutic approaches to revolutionize treatment outcomes for millions of patients; supported by people committed to making a difference for humanity. The company’s philosophy is rooted in the concept of pushing past the boundaries of what is known to expand possibilities for human life.

Incorporated in 2003, Nanobiotix is headquartered in Paris and also has subsidiaries in France, Spain, and Germany. Nanobiotix has been listed on Euronext: Paris since 2012 and completed a successful initial public offering (IPO) on the Nasdaq Global Select Market in New York City in December 2020. The company is one of only 7 dual-listed biotech companies with headquarters in France.

Nanobiotix is the owner of more than 30 umbrella patents associated with three (3) nanomedicine platforms: 1) applied to oncology; 2) applied to bioavailability and biodistribution; and 3) applied to disorders of the central nervous system. The lion's share of the company's resources are devoted to the development of its lead product candidate–NBTXR3—which was born from its proprietary oncology platform and is has already achieved market authorization in Europe for the treatment of patients with soft tissue sarcoma under the brand name Hensify®.

For more information about Nanobiotix, visit us at www.nanobiotix.com or follow us on LinkedIn and Twitter

Disclaimer
This press release contains certain “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “at this time,” “anticipate,” “believe,” “expect,” “intend,” “on track,” “plan,” “scheduled,” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management, include statements about the timing and progress of clinical trials, the timing of our presentation of data, the results of our preclinical studies and their potential implications. Such forward-looking statements are made in light of information currently available to us and based on assumptions that Nanobiotix considers to be reasonable. However, these forward-looking statements are subject to numerous risks and uncertainties, including with respect to the risk associated with the evolving nature of the duration and severity of the COVID-19 pandemic and governmental and regulatory measures implemented in response to it. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 7, 2021 under “Item 3.D. Risk Factors” and those set forth in the universal registration document of Nanobiotix filed with the French Financial Markets Authority (Autorité des Marchés Financiers) under number D.21-0272 on April 7, 2021 (a copy of which is available on www.nanobiotix.com), as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Contacts

Nanobiotix

Communications Department
Brandon Owens
VP, Communications
+1 (617) 852-4835
contact@nanobiotix.com

Investor Relations Department
Kate McNeil
SVP, Investor Relations
+1 (609) 678-7388
investors@nanobiotix.com

Media Relations

France – Ulysse Communication
Pierre-Louis Germain
+ 33 (0) 6 64 79 97 51
plgermain@ulysse-communication.com

US – Porter Novelli
Stefanie Tuck
+1 (917) 390-1394
Stefanie.tuck@porternovelli.com